September 4, 2024

Xi Zeng
Chief Executive Officer
Fangdd Network Group Ltd.
Room 1501, Shangmei Technology Building
No. 15 Dachong Road
Nanshan District, Shenzen, 518072
People's Republic of China

       Re: Fangdd Network Group Ltd.
           Form 20-F for the year ended December 31, 2023
           Filed on April 19, 2024
           File No. 001-39109
Dear Xi Zeng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction